

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 14, 2012

Via E-mail
Mr. Vincent Simonelli
Chief Executive Officer
Dream Homes Limited
314 Route 9
Forked River, NJ 08731

> **Re:** **Dream Homes Limited**
> **Pre-effective Amendments 9 and 10 to Registration Statement on Form S-1**
> **Filed June 4, 2012**
> **File No. 333-176258**

Dear Mr. Simonelli:

We reviewed the filings and have the additional comment below.

Result of Operations for the Period from Inception, January 30, 2008 to December 31, 2011, page 27

1. You disclose on page 11 that on December 31, 2011, the then existing written contracts for the acquisition of Seaview Gardens and the 38 lots comprising the Redwood Avenue project in the Galloway Township lapsed and have not been extended. On page 22 you disclose that the sellers are under no obligation to extend the respective contracts any further, and you are at risk that some or all of your work and money may be forfeited. Please tell us whether you assessed your property held for development valued at $433,000 for impairment as of March 31, 2012.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may direct questions to Tracey L. McKoy at (202) 551-3772 or Alfred P. Pavot, Jr. at (202) 551-3738 on the financial statements and related matters. You may direct any other questions to Edward M. Kelly at (202) 551-3728 or Craig E. Slivka, at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via Facsimile
        Christopher H. Dieterich, Esq.
        Dieterich & Mazarei, LP
        11835 West Olympic Boulevard, Suite 1235E
        Los Angeles, CA 90064